CONSENT

TO: Fronteer Development Group Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

AND TO: The Securities and Exchange Commission (the "**SEC**")

RE: Technical Reports

Reference is made to (i) the technical report dated February 19, 2007 as amended March 1, 2007 entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 2006 to January 2007" which the undersigned has prepared, together with Gary Giroux; and (ii) the amended technical report dated November 20, 2007 entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007" which the undersigned has prepared, together with Gary Giroux, Ian Cunningham-Dunlop, Mark O'Dea, Jim Lincoln and Christopher Lee (collectively, the "**Technical Reports**"). The undersigned hereby consents to the public filing by Fronteer Development Group Inc. (the "**Corporation**") of the Technical Reports with the Commissions, the SEC and with the TSX, and to the written disclosure of the Technical Reports and the inclusion of extracts therefrom or a summary thereof (whether directly or incorporated by reference) in the annual information form of the Corporation dated March 27, 2008 (the "**AIF**") and in the Form 40-F of the Corporation dated March 27, 2008 (the "**40-F**").

The undersigned further confirms that the undersigned has read the AIF and 40-F and that each fairly and accurately represents the information in the Technical Reports that supports the disclosure, for which the undersigned was responsible for preparing or supervising.

DATED this 27th day of March, 2008.

Per: [signature]
Dr. D.H.C. Wilton